Filed by: NantKwest, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: NantKwest, Inc.

Commission File No.: 001-37507

Date: December 21, 2020

From: Rich Adcock

Subject line: NantKwest and ImmunityBio Combination

Today, we announced that we have entered into a definitive agreement to formally join forces with ImmunityBio to create a leading immunotherapy and cell therapy company.

This is the natural next step for NantKwest given the close collaboration that already exists between our two companies. Each of our organizations has a vision of orchestrating the combined innate (NK) and adaptive (T cell) immune system to treat cancer and infectious diseases. As one company, we will have an even broader pipeline with 13 active clinical trials, six of which involve products or manufacturing resources from both of our organizations, and 11 are in Phase II or III. Furthermore, we are collaborating on the vital work to develop and test our novel COVID-19 vaccine candidate.

A Special Committee of the NantKwest Board of Directors, consisting of independent directors, undertook a thorough review of the transaction and unanimously recommended that NantKwest proceed with the transaction. We will be able to harness our collective strengths to bring even greater value to our stakeholders. With our proprietary NK cell platform spanning off-the-shelf and autologous stem cells, and proprietary manufacturing processes and ready-to-scale facilities, and ImmunityBio’s broad range of late-stage, breakthrough-designated immunotherapy platforms spanning infectious diseases and oncology, we will be a stronger, more competitive player in the immunotherapy space.

While our two companies regularly work together, it is important to remember that until the transaction closes, which we expect to occur in the first half of 2021, we will continue to operate as independent companies. To address some of your initial questions, there is an FAQ posted on our intranet and we expect to provide more detail about our integration planning in the coming weeks. Upon closing, I will lead the combined company as CEO, and our founder, and CEO of ImmunityBio, Dr. Patrick Soon-Shiong will serve as Executive Chairman of the Board. Please participate in the townhall to learn more about today’s developments.

When: Dec 21, 2020 09:30 AM Pacific Time (US and Canada)

Topic: Company Townhall Webinar

Register in advance for this webinar:

https://nantworks.zoom.us/webinar/register/WN_LsMStYOgTaGRiSP9YDB6jg

Webinar ID: 937 5426 6528

After registering, you will receive a confirmation email containing information about joining the webinar.

Importantly, you must be logged into Zoom using the company email address to be authenticated to view the townhall. Please be prepared to keep your camera turned on for the duration of the session.

This is an important next step in NantKwest’s long-term strategy and I hope you are as excited as I am for the opportunity we are creating. This combination builds on our collaborative legacy and I am confident that we will reach even greater heights as one team.

I would like to thank all of you for your continued dedication to our mission and for all you do to push the boundaries of science and provide new options for our patients. I am wishing you and your families a happy holiday and healthy New Year.

If you have any questions, please contact your manager directly.

Gratefully,

Rich

Forward-Looking Statements

This communication contains forward-looking statements relating to the proposed transaction involving NantKwest, Inc. (“NantKwest”) and ImmunityBio, Inc. (“ImmunityBio”), including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction and statements relating to NantKwest and ImmunityBio’s future success in improving the treatment of various diseases and illnesses, including, but not limited to COVID-19 and cancer. Statements in this communication that are not statements of historical fact are considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are usually identified by the use of words such as “anticipates,” “believes,” “continues”, “could”, “estimates,” “expects,” “intends,” “may,” “plans,” “potential”, “predicts”, “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. These forward-looking statements are neither forecasts, promises nor guarantees, and are based on the current beliefs of NantKwest’s management and ImmunityBio’s management as well as assumptions made by and information currently available to NantKwest and ImmunityBio. Such statements reflect the current views of NantKwest and ImmunityBio with respect to future events and are subject to known and unknown risks, including business, regulatory, economic and competitive risks, uncertainties, contingencies and assumptions about NantKwest and ImmunityBio, including, without limitation, (i) inability to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived, (ii) uncertainty as to the timing of completion of the proposed transaction, (iii) potential adverse effects or changes to relationships with employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction, (iv) the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement, (v) possible disruptions from the proposed transaction that could harm NantKwest’s or ImmunityBio’s respective business, including current plans and operations, (vi) unexpected costs, charges or expenses resulting from the proposed transaction, (vii) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction, including the possibility that the expected synergies and value creation from the proposed transaction will not be realized or will not be realized within the expected time period, (viii) the ability of each of NantKwest or ImmunityBio to continue its planned preclinical and clinical development of its respective development programs, and the timing and success of any such continued preclinical and clinical development and planned regulatory submissions, (ix) inability to retain and hire key personnel, and (x) the unknown future impact of the COVID-19 pandemic delay on certain clinical trial milestones and/or NantKwest’s or ImmunityBio’s operations or operating expenses. More details about these and other risks that may impact our business are described under the heading “Risk Factors” in NantKwest’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (“SEC”) and in subsequent filings made by NantKwest with the SEC, which are available on the SEC’s website at www.sec.gov. NantKwest and ImmunityBio caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. NantKwest and ImmunityBio do not undertake any duty to update any forward-looking statement or other information in this communication, except to the extent required by law. No representation is made as to the safety or effectiveness of these product candidates for the therapeutic use for which such product candidates are being studied.

Certain information contained in this communication relates to or is based on studies, publications, surveys and other data obtained from third-party sources and NantKwest’s and ImmunityBio’s own internal estimates and research. While NantKwest and ImmunityBio believe these third-party sources to be reliable as of the date of this communication, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this communication involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while NantKwest and ImmunityBio each believes its own internal research is reliable, such research has not verified by any independent source.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

In connection with the proposed transaction, NantKwest intends to file a registration statement on Form S-4 with the SEC, which will include a prospectus and joint solicitation statement of NantKwest and ImmunityBio (the “solicitation statement/prospectus”). NantKwest may also file other documents regarding the proposed transaction with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is not intended to be, and is not, a substitute for such filings or for any other document that NantKwest may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND SOLICITATION STATEMENT / PROSPECTUS, WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and solicitation statement/prospectus and other documents filed with the SEC by NantKwest through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC on NantKwest’s website at www.ir.nantkwest.com.

Participants in the Solicitation

NantKwest and certain of its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of NantKwest in connection with the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of NantKwest in NantKwest’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 24, 2020, as well as its other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the registration statement, solicitation statement / prospectus and other relevant materials to be filed with the SEC by NantKwest regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC will also be available free of charge from NantKwest using the sources indicated above.

Employee FAQ

1.	What are we announcing? Why are ImmunityBio and NantKwest combining?

•

ImmunityBio and NantKwest have entered into an agreement to combine in a stock-for-stock transaction to create a leading immunotherapy and cell therapy company focused on oncology and infectious disease.

•

With the integration of our rich pipelines, cutting-edge R&D capabilities, talented employees and clinical expertise, we expect to accelerate the delivery of new treatments for patients with unmet needs, capture vast market opportunities and drive value for our shareholders.

2.	How do ImmunityBio and NantKwest’s businesses fit together?

•	First, it’s important to keep in mind that ImmunityBio and NantKwest, including our operations, are already well aligned given our strong track record of productive collaboration and shared success.

•	This transaction is a major commitment to ImmunityBio’s future and cements the strong bonds that already link our two companies.

•

Together, ImmunityBio and NantKwest will have a broad, clinical-stage pipeline – including 13 assets in clinical trials and 11 in Phase II to III – as well as a robust early stage pipeline to address other hard to treat cancers.

•	Keep in mind, it is just day one – we will keep you informed when and as there are updates to share.

3.	What does this mean for ImmunityBio employees?

•	We think this is an exciting formalization of a long-standing collaborative relationship that will mean good things for our company and our employees.

•	Until the transaction closes, which we expect will occur in the first half of 2021, we will continue to operate as separate, independent companies, and it remains business as usual at ImmunityBio.

•

This announcement has no immediate impact on our day-to-day operations or your responsibilities, and we are counting on you all to stay focused on our mission to push the boundaries of science and provide new options for our patients.

•	We will keep employees updated as we move through this process.

4.	What are your plans for integrating the two businesses?

•	We just announced the transaction – there are still many decisions to be made.

•

We will begin planning for integration efforts that will happen over the coming months and will establish an integration management office (IMO), composed of members from both ImmunityBio and NantKwest to help lead this process.

5.	What will the combined company be called? Where will the headquarters be?

•	Following the close of the transaction, the combined company will assume the ImmunityBio name and will be headquartered at ImmunityBio’s offices in Culver City, California.

6.	Who will lead the combined company?

•	Upon close, Patrick Soon-Shiong will serve as the combined company’s Executive Chairman of the Board and Rich Adcock, CEO of NantKwest, will serve as CEO.

Employee FAQ

7.	Will there be any layoffs as a result of the transaction?

•	We think this is an exciting formalization of a long-standing collaborative relationship that will mean good things for our company and our employees.

•	This transaction is about driving growth, not cost cutting.

•	Workforce decisions will continue to be made based on the needs of the business.

•	We are committed to keeping you informed, and we will provide additional details on our integration planning as decisions are made.

•	For inquiries regarding career opportunities please speak to your direct manager, HR Business and/or Talent Partner.

8.	Where will the combined company’s stock trade?

•	The combined company’s stock is expected to be listed on the NASDAQ exchange under the ticker symbol IBRX.

9.	What happens to employees’ benefits and compensation?

•	We do not expect changes to our benefits and compensation programs in the near term as a result of this announcement.

•	It is still early in the process, and there are many decisions that have yet to be made.

•	We are committed to keeping you informed, and we will provide additional details on our integration planning as decisions are made.

10.	How soon can ImmunityBio employees interact with NantKwest employees?

•	Beyond our existing partnerships, until the transaction closes ImmunityBio and NantKwest will continue to operate as separate, independent companies.

11.	What is the timeline to close? What happens between now and then?

•

The transaction is expected to close in the first half of 2021, and is subject to shareholder approval by a majority of unaffiliated shareholders of NantKwest, in addition to customary regulatory review and approvals.

•	Until the transaction closes, ImmunityBio and NantKwest will continue to operate as separate, independent companies.

12.	What should I do if I have any additional questions?

•	Please reach out to your manager with any questions. We will keep you informed as we move forward.

13.	What should I say if I am asked about this announcement?

•

As always, it is important to speak with one voice. If you are contacted by the media or other third parties, please forward the inquiry to Sarah Singleton, Head of Corporate Communications, Sarah.Singleton@nantkwest.com

Employee FAQ

Forward-Looking Statements

This communication contains forward-looking statements relating to the proposed transaction involving NantKwest, Inc. (“NantKwest”) and ImmunityBio, Inc. (“ImmunityBio”), including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction and statements relating to NantKwest and ImmunityBio’s future success in improving the treatment of various diseases and illnesses, including, but not limited to COVID-19 and cancer. Statements in this communication that are not statements of historical fact are considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are usually identified by the use of words such as “anticipates,” “believes,” “continues”, “could”, “estimates,” “expects,” “intends,” “may,” “plans,” “potential”, “predicts”, “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. These forward-looking statements are neither forecasts, promises nor guarantees, and are based on the current beliefs of NantKwest’s management and ImmunityBio’s management as well as assumptions made by and information currently available to NantKwest and ImmunityBio. Such statements reflect the current views of NantKwest and ImmunityBio with respect to future events and are subject to known and unknown risks, including business, regulatory, economic and competitive risks, uncertainties, contingencies and assumptions about NantKwest and ImmunityBio, including, without limitation, (i) inability to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived, (ii) uncertainty as to the timing of completion of the proposed transaction, (iii) potential adverse effects or changes to relationships with employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction, (iv) the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement, (v) possible disruptions from the proposed transaction that could harm NantKwest’s or ImmunityBio’s respective business, including current plans and operations, (vi) unexpected costs, charges or expenses resulting from the proposed transaction, (vii) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction, including the possibility that the expected synergies and value creation from the proposed transaction will not be realized or will not be realized within the expected time period, (viii) the ability of each of NantKwest or ImmunityBio to continue its planned preclinical and clinical development of its respective development programs, and the timing and success of any such continued preclinical and clinical development and planned regulatory submissions, (ix) inability to retain and hire key personnel, and (x) the unknown future impact of the COVID-19 pandemic delay on certain clinical trial milestones and/or NantKwest’s or ImmunityBio’s operations or operating expenses. More details about these and other risks that may impact our business are described under the heading “Risk Factors” in NantKwest’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (“SEC”) and in subsequent filings made by NantKwest with the SEC, which are available on the SEC’s website at www.sec.gov. NantKwest and ImmunityBio caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. NantKwest and ImmunityBio do not undertake any duty to update any forward-looking statement or other information in this communication, except to the extent required by law. No representation is made as to the safety or effectiveness of these product candidates for the therapeutic use for which such product candidates are being studied.

Certain information contained in this communication relates to or is based on studies, publications, surveys and other data obtained from third-party sources and NantKwest’s and ImmunityBio’s own internal estimates and research. While NantKwest and ImmunityBio believe these third-party sources to be reliable as of the date of this communication, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained

Employee FAQ

from third-party sources. In addition, all of the market data included in this communication involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while NantKwest and ImmunityBio each believes its own internal research is reliable, such research has not verified by any independent source.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

In connection with the proposed transaction, NantKwest intends to file a registration statement on Form S-4 with the SEC, which will include a prospectus and joint solicitation statement of NantKwest and ImmunityBio (the “solicitation statement/prospectus”). NantKwest may also file other documents regarding the proposed transaction with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is not intended to be, and is not, a substitute for such filings or for any other document that NantKwest may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND SOLICITATION STATEMENT / PROSPECTUS, WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and solicitation statement/prospectus and other documents filed with the SEC by NantKwest through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC on NantKwest’s website at www.ir.nantkwest.com.

Participants in the Solicitation

NantKwest and certain of its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of NantKwest in connection with the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of NantKwest in NantKwest’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 24, 2020, as well as its other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the registration statement, solicitation statement / prospectus and other relevant materials to be filed with the SEC by NantKwest regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC will also be available free of charge from NantKwest using the sources indicated above.